Exhibit 99.1

NANO DIMENSION DEVELOPS NEXT-GENERATION NANO-PARTICLE CONDUCTIVE INK IN COLLABORATION WITH XTPL

COMPANY EXECUTES ON ITS COMMITMENT TO PRODUCE NEW MATERIALS FOR ADDITIVELY MANUFACTURED ELECTRONICS (AME)

Sunrise, Florida, January 10th, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), (“Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics (AME)/3D-Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM) announced today a collaboration with XTPL S.A. (WSE: XTP) (“XTPL”) to develop new nano-particle based conductive ink.

Nano Dimension and XTPL will focus on the development of new nano-particle conductive ink for AME applications, enabling high conductivity and high-performance material suitable for 3D electronic printing technology for ultra-precise delivery of nanomaterials.

Filip Granek, Chief Executive Officer of XTPL, commented, “We are excited about this collaboration as we believe that the combination of the market position and technological solutions of Nano Dimension, alongside XTPL’s competitive technology and know-how of producing high-performance conductive inks, will contribute greatly to the development of the AME market.”

“Adding new materials to our portfolio is a key strategic aim for Nano Dimension. In addition to in-house development of dielectric and conductive ink, we partner with material companies to expand our material portfolio for different applications,” stated Hanan Gino, Chief Product Officer of Nano Dimension. “The expertise of XTPL will enable our customers to more easily develop new classes of High-Performance Electronic Devices (Hi-PEDs®) on our AME intelligent systems combining software, hardware, deep/machine learning, and materials for advanced industrial solutions.”

About XTPL

XTPL (WSE: XTP) is a deep-tech company providing groundbreaking precision printing solutions for the global electronics market. XTPL’s technological solutions are targeted for the manufacturing of next-generation microelectronics, flat panel displays, and semiconductors. XTPL’s patent-protected technology enables ultra-precise dispensing of medium-to-high viscosity inks with a resolution down to 1 micrometer, even on complex 3D surface topographies.

XTPL currently offers high-performance metallic inks and the Delta Printing System, i.e. a precise solution for R&D and rapid prototyping with the ability to print functional inks with the resolution down to 1 µm for microelectronics.

For more information, please visit www.xtpl.com

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

In November 2021, Nano Dimension announced the acquisition of Essemtec AG, located in Lucerne Canton, Switzerland. Essemtec develops production equipment for electronic assembly. The company’s core business is in adaptive, highly flexible surface-mount pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and microdispensing as well as an intelligent production material storage and logistics system. Read more at: https://investors.nano-di.com/press-releases/news-details/2021/Nano-Dimension-Acquires-Essemtec-AG-Surface-Mount-Pick--Place-Systems-Supplier-for-the-PCB-and-OEM-Industries/default.aspx

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that it will focus on the development of new nano-particle conductive ink for AME applications, the belief that the combination of the market position and technological solutions of Nano Dimension with XTPL’s competitive technology and know-how of producing high-performance conductive inks will contribute greatly to the development of the AME market and the Company’s strategy for its portfolio. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)